EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$31,429	$43,139	$34,576	$32,945	$53,690
Fixed Charges (as below)	29,470	29,943	30,404	29,928	30,288
Total Earnings	$60,899	$73,082	$64,980	$62,873	$83,978

FIXED CHARGES
Interest Expense	$26,836	$28,620	$29,470	$29,071	$28,832
Credit for Allowance for Borrowed Funds Used During Construction	1,634	723	234	257	656
Estimated Interest Element in Lease Rentals	1,000	600	700	600	800
Total Fixed Charges	$29,470	$29,943	$30,404	$29,928	$30,288

Ratio of Earnings to Fixed Charges	2.06	2.44	2.13	2.10	2.77